UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	2024

Commission File Number	001-41356

Electra Battery Materials Corporation
(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602
Toronto, Ontario, Canada
M5H 2L3
(416) 900-3891
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2023
99.3	Annual Information Form for the Fiscal Year Ended December 31, 2023
99.4	Form 52-109F1 CEO Certification of Annual Filings
99.5	Form 52-109F1 CFO Certification of Annual Filings
99.6	Press Release of the registrant dated May 13, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date:	May 13, 2024	By:	/s/ Trent Mell
			Name:	Trent Mell
			Title:	Chief Executive Officer and Director

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